SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the appointments of Vicky A. Bailey and Dr. Nancy Wilgenbusch as non-executive directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 1, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc – appointment of Vicky A. Bailey & Dr Nancy Wilgenbusch as Non-Executive Directors

On 29 April 2004, ScottishPower announced the appointments to the Board of Vicky A. Bailey and Dr. Nancy Wilgenbusch as non-executive directors. These appointments have taken effect on 1 June 2004.

There are no matters requiring disclosure in accordance with Listing Rules 16.4 (i.e. unspent convictions, insolvency etc.)

Further enquiries:

Donald McPherson, Assistant Secretary – 01698 396413